Form 40-F
period 2021-06-30
ABSOLUTE SOFTWARE CORP
filed 2021-08-10
CIK 1071058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2021
Commission File Number
001-39663

ABSOLUTE SOFTWARE CORPORATION
(Exact name of registrant as specified in its charter)

British Columbia	7372	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. Employer Identification No., if applicable)

Suite 1400
Four Bentall Centre, 1055 Dunsmuir Street
Vancouver, British Columbia
V7X1K8 Canada
(604)
730-9851
(Address and telephone number of registrant’s principal executive offices)
CT Corporation System
28 Liberty Street
New York, New York 10005
(212)
894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Copies of all correspondence should be sent to:
Steven Gatoff
Chief Financial Officer
Absolute Software Corporation
Suite 1400
Four Bentall Centre, 1055 Dunsmuir Street
Vancouver, British Columbia
V7X1K8 Canada
(604)
730-9851

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Shares, no par value	ABST	Nasdaq Global Select Market
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obl
ig
ation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
49,573,829 Common Shares (as at June 30, 2021).
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes  ☒            No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes  ☒            No  ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule
12b-2
of the Exchange Act.
Emerging growth company  ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

PRIOR FILINGS MODIFIED AND SUPERSEDED
This Annual Report on Form
40-F
of Absolute Software Corporation (the “Registrant”, “we”, “our”, the “Company” or the “Registrant”) for the fiscal year ended June 30, 2021, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the U.S. Securities Exchange Act of 1934 (as amended, the “Exchange Act”) for purposes of any offers or sales of any securities after the date of this filing pursuant to any registration statement or prospectus filed pursuant to the U.S. Securities Act of 1933 (as amended, the “Securities Act”) which incorporates by reference this Annual Report on Form
40-F
(or any of the documents filed as Exhibits to this Annual Report on Form
40-F).
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The registrant prepares its consolidated financial statements, which are filed with this Annual Report on Form
40-F,
in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”), and which are not comparable to financial statements of United States companies.
PRINCIPAL DOCUMENTS
The following documents are filed as part of this Annual Report on Form
40-F:

A.	Annual Information Form
For the Registrant’s Annual Information Form for the year ended June 30, 2021, see Exhibit 99.1 of this Annual Report on Form
40-F.

B.	Audited Annual Financial Statements
For the Registrant’s Audited Consolidated Financial Statements for the years ended June 30, 2021 and 2020, including the Report of Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report on Form
40-F.

C.	Management’s Discussion and Analysis
For the Registrant’s Management’s Discussion and Analysis for the year ended June 30, 2021 (“MD&A”), see Exhibit 99.3 of this Annual Report on Form
40-F.
CONTROLS AND PROCEDURES

A.	Certifications
The required disclosure is included in Exhibits 99.5 and 99.6 of this Annual Report on Form
40-F.

B.	Disclosure Controls and Procedures
As of the end of the Registrant’s fiscal year ended June 30, 2021, an internal evaluation was conducted under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” as defined in Rule
13a-15(e)
under Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Registrant’s disclosure controls and procedures were effective.
It should be noted that while the Chief Executive Officer and the Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

C.	Management’s Annual Report on Internal Control over Financial Reporting
This Annual Report on Form
40-F
does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Commission for newly public companies.

D.	Attestation Report of the Registered Public Accounting Firm
This Annual Report on Form
40-F
does not include an attestation report of the Registrant’s independent registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies”.

E.	Changes in Internal Control over Financial Reporting
During the year ended June 30, 2021, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

F.	Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been prevented or detected. These inherent limitations include the reality judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee members consist of Ms. Atchison (Chair), Mr. Monahan and Mr. Ryan. See “Directors and Executive Officers” and “Audit Committee” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2021, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s Board of Directors has determined that Ms. Atchison, Mr. Monahan and Mr. Ryan are serving on its audit committee and are “independent” (as defined by Rule
10A-3
of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules) and that Ms. Atchison, Mr. Monahan and Mr. Ryan are “audit committee financial experts” (as that term is defined in paragraph 8(b) of General Instruction B to Form
40-F)
. For a description of Ms. Atchison’s, Mr. Monahan’s and Mr. Ryan’s relevant experience in financial matters, see the biographical descriptions for Ms. Atchison, Mr. Monahan and Mr. Ryan under “Directors and Officers” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2021, which is filed as Exhibit 99.1 to this Annual Report on Form
40-F.
The SEC has indicated that the designation of each of Ms. Atchison, Mr. Monahan and Mr. Ryan as audit committee financial experts does not make them an “expert” for any purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.
CODE OF ETHICS
The Registrant has adopted a “code of ethics” (as that term is defined in paragraph 9(b) of General Instruction B to Form
40-F)
(“Code of Ethics”), which is applicable to all of its directors, managers, officers and employees (including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions). The Code of Ethics entitled “Code of Business Conduct” is available on the Registrant’s website at www.absolute.com.
In the past fiscal year, the Registrant has not granted any waiver, including an implicit waiver, from any provision of its Code of Ethics.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The required disclosure is included under the heading “External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2021, filed as Exhibit 99.1 to this Annual Report on Form
40-F,
and is incorporated herein by reference.
OFF-BALANCE
SHEET ARRANGEMENTS
The disclosure provided under the heading “Off Balance Sheet Arrangements” on page 23 of Exhibit 99.3, the MD&A, is incorporated by reference herein.
CONTRACTUAL OBLIGATIONS
The disclosure provided under the heading “Contractual Obligations” on page 23 of Exhibit 99.3, the MD&A, is incorporated by reference herein.

DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS
The Registrant is a foreign private issuer and its common shares are listed on the Nasdaq Global Select Market (“
Nasdaq
”), in addition to the Toronto Stock Exchange (the “TSX”).
Nasdaq Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Rule 5250(d), and the Direct Registration Program requirement set forth in Rules 5210(c) and 5255; provided, however, that such a company shall comply with the Notification of Material Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).
The Registrant does not follow Rule 5605(d)(1), which requires companies to adopt a formal written compensation committee charter and have a compensation committee review and reassess the adequacy of the charter on an annual basis. In lieu of following Rule 5605(d)(1), the Registrant follows the rules of the TSX.
The Registrant does not follow Rule 5605(d)(2), which requires companies to have a compensation committee comprised of at least two members, with each member being Independent Director as defined under Rule 5605(a)(2). In lieu of following Rule 5605(d)(2), the Registrant follows the rules of the TSX.
The Registrant does not follow Rule 5620(c) (shareholder quorum) but instead follows its home country practice, as described below:

•
Shareholder Meeting Quorum Requirements: The Nasdaq minimum quorum requirement under Rule 5620(c) for a shareholder meeting is
33-1/3%
of the outstanding shares of common stock. In addition, a registrant listed on Nasdaq is required to state its quorum requirement in its by-laws.
The Registrant’s quorum requirement is set forth in its Articles. A quorum for a meeting of shareholders of the Registrant is two shareholders or proxyholders that hold or represent, as applicable, not less than 25% of the issued and outstanding shares entitled to be voted at the meeting.

The Registrant does not follow Rule 5635, which establishes shareholder approval requirements prior to the issuance of securities in certain circumstances. In lieu of following Rule 5635, the Registrant follows the rules of the TSX.
The foregoing is consistent with the laws, customs and practices in Canada.
FORWARD-LOOKING STATEMENTS
Certain statements in this Annual Report on Form
40-F
are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “Forward Looking Statements” in the Annual Information Form of the Registrant for the year ended June 30, 2021, filed as Exhibit 99.1 to this Annual Report on Form
40-F
for a discussion of risks, uncertainties, and assumptions that could cause actual results to vary from those forward-looking statements.
UNDERTAKING
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form
40-F
arises or transactions in said securities.
CONSENT TO SERVICE OF PROCESS
The Registrant has previously filed a Form
F-X
in connection with the class of securities in relation to which the obligation to file this report arises.
Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form
F-X
referencing the file number of the Registrant.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 10, 2021	Absolute Software Corporation

	By:	/s/ Steven Gatoff
	Name:	Steven Gatoff
	Title:	Chief Financial Officer
Form
40-F
Exhibit Index

Exhibit No.	Document

99.1	Annual Information Form of the Registrant for the fiscal year ended June 30, 2021.

99.2	Audited Consolidated Financial Statements of the Registrant for the fiscal year ended June 30, 2021 together with the Report of Independent Registered Public Accounting Firm.

99.3	Management’s Discussion and Analysis of the Registrant for the fiscal year ended June 30, 2021.

99.4	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.5	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6#	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	XBRL Schema Linkbase Document.

101.CAL	XBRL Calculation Linkbase Document.

101.DEF	XBRL Definition Linkbase Document.

101.LAB	XBRL Extension Label Linkbase Document.

101.PRE	XBRL Presentation Linkbase Document.

104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

#
In accordance with Item 601(b)(32)(ii) of Regulation
S-K
and SEC Release Nos.
33-8238
and
34-47986,
Final Rule: Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibit 99.6 hereto are deemed to accompany this Annual Report on Form
40-F
and will not be deemed “filed” for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

4