Form 40-F
period 2022-06-30
ABSOLUTE SOFTWARE CORP
filed 2022-08-24
CIK 1071058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________
FORM 40-F
________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2022
Commission File Number 001-39663
________________________
ABSOLUTE SOFTWARE CORPORATION
(Exact name of registrant as specified in its charter)
________________________

British Columbia	7372	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. Employer Identification No., if applicable)
________________________
Suite 1400
Four Bentall Centre, 1055 Dunsmuir Street
Vancouver, British Columbia
V7X1K8 Canada
(604) 730-9851
(Address and telephone number of registrant’s principal executive offices)
Absolute Software, Inc.
3055 Olin Avenue, Suite 2000
San Jose, California
95128
(800) 220-0733
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Copies of all correspondence should be sent to:

Peter Chess
General Counsel & Corporate Secretary
Absolute Software Corporation
3055 Olin Avenue, Suite 2000
San Jose, California
95128
(800) 220-0733
________________________

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Shares, no par value	ABST	Nasdaq Global Select Market
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements
________________________
Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
51,111,769 Common Shares (as at June 30, 2022).
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
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

PRIOR FILINGS MODIFIED AND SUPERSEDED
This Annual Report on Form 40-F of Absolute Software Corporation (the “Registrant”, “we”, “our”, the “Company” or the “Registrant”) for the fiscal year ended June 30, 2022, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the U.S. Securities Exchange Act of 1934 (as amended, the “Exchange Act”) for purposes of any offers or sales of any securities after the date of this filing pursuant to any registration statement or prospectus filed pursuant to the U.S. Securities Act of 1933 (as amended, the “Securities Act”) which incorporates by reference this Annual Report on Form 40-F (or any of the documents filed as Exhibits to this Annual Report on Form 40-F).
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
PRINCIPAL DOCUMENTS
The following documents are filed as part of this Annual Report on Form 40-F:
A.Annual Information Form
For the Registrant’s Annual Information Form for the year ended June 30, 2022, see Exhibit 99.1 of this Annual Report on Form 40-F.
B.Audited Annual Financial Statements
For the Registrant’s Audited Consolidated Financial Statements for the years ended June 30, 2022 and 2021, including the Report of Independent Registered Public Accounting Firm with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.
C.Management’s Discussion and Analysis
For the Registrant’s Management’s Discussion and Analysis for the year ended June 30, 2022 (“MD&A”), see Exhibit 99.3 of this Annual Report on Form 40-F.
CONTROLS AND PROCEDURES
A.Certifications
The required disclosure is included in Exhibits 99.5 and 99.6 of this Annual Report on Form 40-F.
B.Disclosure Controls and Procedures
As of the end of the Registrant’s fiscal year ended June 30, 2022, an internal evaluation was conducted under the supervision of and with the participation of the Registrant’s management, including the Chief Executive Officer and the Interim Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” as defined in Rule 13a-15(e) under Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the Chief Executive Officer and the Interim Chief Financial Officer concluded that the design and operation of the Registrant’s disclosure controls and procedures were effective.
C.Management’s Annual Report on Internal Control over Financial Reporting
The Registrant has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and in accordance with National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings. The Registrant's Chief Executive Officer and Interim Chief Financial Officer have assessed the effectiveness of the Registrant's internal control over financial reporting as of June 30, 2022 in accordance with Internal Control - Integrated Framework 2013, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Registrant's Chief Executive Officer and Interim Chief Financial Officer have determined that the Registrant's internal control over financial reporting is effective as of June 30, 2022.

Management has excluded NetMotion from its assessment of the Registrant’s internal control over financial reporting for the fiscal year ended June 30, 2022. This exclusion is consistent with guidance issued by the SEC that an assessment of a recently acquired business may be omitted from management’s report on internal control over financial reporting in the fiscal year of acquisition.
D.Attestation Report of the Registered Public Accounting Firm
This Annual Report on Form 40-F does not include an attestation report of the Registrant’s independent registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies”.
E.Changes in Internal Control over Financial Reporting
During the year ended June 30, 2022, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
F.Limitations of Controls and Procedures
Management, including the Chief Executive Officer and Interim Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Registrant have been prevented or detected. These inherent limitations include the reality judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee members consist of Lynn Atchison (Chair), Andre Mintz Gregory Monahan and Daniel Ryan. See “Directors and Officers” and “Audit Committee” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2022, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s Board of Directors has determined that Ms. Atchison and Messrs. Mintz, Monahan and Ryan are serving on its audit committee and are “independent” (as defined by Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules) and that each of Ms. Atchison and Messrs. Mintz, Monahan and Ryan is an “audit committee financial expert” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F) . For a description of the relevant experience of Ms. Atchison and Messrs. Mintz, Monahan and Ryan in financial matters, see the biographical descriptions for Ms. Atchison and Messrs. Mintz, Monahan and Ryan under “Directors and Officers” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2022, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
The SEC has indicated that the designation of each of Ms. Atchison and Messrs. Mintz, Monahan and Ryan as an audit committee financial expert does not make them an “expert” for any purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Aggregate fees billed by Deloitte LLP (PCAOB ID No. 1208) are included under the heading “External Auditor Service Fees” in the Registrant’s Annual Information Form for the fiscal year ended June 30, 2022, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated herein by reference.
DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS
The Registrant is a foreign private issuer and its common shares are listed on the Nasdaq Global Select Market (“Nasdaq”), in addition to the Toronto Stock Exchange (the “TSX”).
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
The Registrant does not follow Rule 5620(c) (shareholder quorum) but instead follows its home country practice, as described below:
•Shareholder Meeting Quorum Requirements: The Nasdaq minimum quorum requirement under Rule 5620(c) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a registrant listed on Nasdaq is required to state its quorum requirement in its by-laws. The Registrant’s quorum requirement is set forth in its articles. A quorum for a meeting of shareholders of the Registrant is two shareholders or proxyholders that hold or represent, as applicable, not less than 25% of the issued and outstanding shares entitled to be voted at the meeting.
The Registrant does not follow Rule 5635, which establishes shareholder approval requirements prior to the issuance of securities in certain circumstances. In lieu of following Rule 5635, the Registrant follows the rules of the TSX.
The foregoing is consistent with the laws, customs and practices in Canada.
FORWARD-LOOKING STATEMENTS
Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “Forward Looking Statements” in the Annual Information Form of the Registrant for the year ended June 30, 2022, filed as Exhibit 99.1 to this Annual Report on Form 40-F for a discussion of risks, uncertainties, and assumptions that could cause actual results to vary from those forward-looking statements.
UNDERTAKING
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.
BOARD DIVERSITY MATRIX
The table below reports self-identified diversity statistics for the Board of Directors of the Registrant as required by Nasdaq Rule 5606.

Board Diversity Matrix (as of August 23, 2022)
Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

Date: August 23, 2022	Absolute Software Corporation

	By:	/s/ Ronald Fior
	Name:	Ronald Fior
	Title:	Interim Chief Financial Officer
Form 40-F Exhibit Index

Exhibit No.	Document

99.1	Annual Information Form of the Registrant for the fiscal year ended June 30, 2022.

99.2	Audited Consolidated Financial Statements of the Registrant for the fiscal year ended June 30, 2022 together with the Report of Independent Registered Public Accounting Firm.

99.3	Management’s Discussion and Analysis of the Registrant for the fiscal year ended June 30, 2022.

99.4	Consent of Deloitte LLP, Independent Registered Public Accounting Firm

99.5	Certifications of Chief Executive Officer (Principal Executive Officer) and Interim Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.6#	Certifications of Chief Executive Officer (Principal Executive Officer) and Interim Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	XBRL Schema Linkbase Document.

101.CAL	XBRL Calculation Linkbase Document.

101.DEF	XBRL Definition Linkbase Document.

101.LAB	XBRL Extension Label Linkbase Document.

101.PRE	XBRL Presentation Linkbase Document.

104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

#    In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibit 99.6 hereto are deemed to accompany this Annual Report on Form 40-F and will not be deemed “filed” for purpose of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.